UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   November 13, 2009

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

(Address of Principal Executive Offices)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets

On November 13, 2009, the registrant completed the acquisition of Advocate, MD Financial Group Inc., a Nevada corporation ("Advocate, MD"). The acquisition was completed pursuant to the Agreement and Plan of Merger entered into on July 30, 2009, as amended by Amendment No. 1 dated August 31, 2009 (the "Agreement"), by and among the registrant and its wholly owned subsidiaries, First Professionals Insurance Company, Inc. ("First Professionals") and FPIC Merger Corp, Advocate, MD, two individuals named as Stockholders Representative, and the holders of Advocate, MD's capital stock and warrants.

Pursuant to the terms of the Agreement, First Professionals acquired all of the issued and outstanding stock of Advocate, MD, which has become a wholly owned subsidiary of First Professionals. The registrant paid total consideration of $33.6 million at closing, and may pay up to $12.0 million in additional consideration depending on the performance of Advocate, MD during the two-year period following closing.   In connection with the transaction, the registrant also retired all of Advocate MD's outstanding bank debt, totaling $9.0 million.

The registrant intends to operate Advocate, MD as an independent subsidiary with its current management team and operations in Austin, Texas. Accordingly, the registrant has entered into certain employment arrangements in connection with the transaction, including a non-competition agreement with the President and Chief Executive Officer of Advocate, MD. A $2.0 million payment was made by the registrant in connection with this non-competition agreement.

The foregoing description of the acquisition and the Agreement does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the Agreement, the form of earnout agreement, the non-competition agreement, and the executive employment agreement, which are filed as Exhibits 2.1 through 2.5 hereto and incorporated herein by reference.

Item 7.01 Regulation FD Disclosures

The information contained in this Item 7.01 and the accompanying Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Item 7.01 and the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On November 13, 2009, the registrant issued a press release in which it announced that it completed the acquisition of Advocate, MD in accordance with the Agreement. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

If required, the Company will file the information required by this Item by amendment to this Current Report on Form 8-K within 72 days after the date of this report.

(b) Pro Forma Financial Information

If required, the Company will file the information required by this Item by amendment to this Current Report on Form 8-K within 72 days after the date of this report.

(d) Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated July 30, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., FPIC Merger Corp., Advocate, MD Financial Group Inc., and the Stockholders Representative (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009). * Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
2.2*	First Amendment to Agreement and Plan of Merger dated August 31, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., FPIC Merger Corp., Advocate, MD Financial Group Inc., and the Stockholders Representative.
2.3*	Earnout Agreement dated November 13, 2009 between FPIC Insurance Group, Inc. and Mark E. Adams and Timothy P. Reardon, as Stockholders Representative.
2.4	Non-Competition Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group Inc. and Mark E. Adams (incorporated by reference to Exhibit 2.3 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009).
2.5	Executive Employment Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group Inc. and Mark E. Adams (incorporated by reference to Exhibit 2.4 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009).
99.1*	FPIC Insurance Group, Inc. Press Release dated November 13, 2009 (furnished pursuant to Item 7.01).

_____

*   Filed herewith

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 18, 2009

FPIC Insurance Group, Inc.

By: /s/ Charles Divita, III

Charles Divita, III
Chief Financial Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

(a) Financial Statements of Business Acquired

If required, the Company will file the information required by this Item by amendment to this Current Report on Form 8-K within 72 days after the date of this report.

(b) Pro Forma Financial Information

If required, the Company will file the information required by this Item by amendment to this Current Report on Form 8-K within 72 days after the date of this report.

(d) Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated July 30, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., FPIC Merger Corp., Advocate, MD Financial Group Inc., and the Stockholders Representative (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009). * Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
2.2*	First Amendment to Agreement and Plan of Merger dated August 31, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., FPIC Merger Corp., Advocate, MD Financial Group Inc., and the Stockholders Representative.
2.3*	Earnout Agreement dated November 13, 2009 between FPIC Insurance Group, Inc. and Mark E. Adams and Timothy P. Reardon, as Stockholders Representative.
2.4	Non-Competition Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group Inc. and Mark E. Adams (incorporated by reference to Exhibit 2.3 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009).
2.5	Executive Employment Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group Inc. and Mark E. Adams (incorporated by reference to Exhibit 2.4 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009).
99.1*	FPIC Insurance Group, Inc. Press Release dated November 13, 2009 (furnished pursuant to Item 7.01).

* Filed herewith

Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment, dated August 31, 2009, to the Agreement and Plan of Merger, dated July 30, 2009 (the "*Original Agreement*"), by and among FPIC Insurance Group, Inc., a Florida corporation ("*FIG*"), First Professionals Insurance Company, Inc., a Florida stock insurance company and a direct wholly owned subsidiary of FIG ("FPIC" and, collectively with FIG, "Buyer"), FPIC Merger Corp., a Nevada corporation and a direct wholly owned subsidiary of FPIC ("*Merger Co*"), Advocate, MD Financial Group Inc., a Nevada corporation ("*Company*"), the individuals named therein as the Stockholders Representative, and the stockholders and warrant holders of the Company that execute and deliver to Company a joinder agreement ("*Joinder Agreement*") in the form attached hereto as Exhibit A (each sometimes referred to herein as a "*Seller*" and collectively as the "*Sellers*"). Capitalized terms used in this First Amendment without definition that are defined in the Original Agreement have the meanings ascribed to such terms in the Original Agreement.

In consideration of the agreements of each of the Parties contained herein, the Parties agree as follows.

A. The definition of "*Adverse Consequences*" contained in Section 1 of the Original Agreement is hereby amended to read in full as follows: "*Adverse Consequences*" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, commercially reasonable amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses, except that, with respect to Dissenting Shares, "*Adverse Consequences*" means and are limited to any amount paid to the holders in respect of Dissenting Shares comprising in excess of 5% of the aggregate number of Company Shares outstanding or subject to issuance on exercise of outstanding Company Warrants immediately before the Stock Purchase Closing or Merger Closing, whichever first occurs, as a result of any negotiation or proceeding regarding such Dissenting Shares but only to the extent such payments exceed with respect to such excess Dissenting Shares the sum of the Closing Consideration Per Company Share plus the Additional Consideration Per Company Share and only to the extent the aggregate of all such payments do not exceed $425,000. For purposes of this definition, the Dissenting Shares in excess of such 5% threshold shall be deemed to be the Dissenting Shares in respect of which the highest prices per Dissenting Share is ultimately paid.

B. The definition of "*Closing Consideration Per Company Share*" contained in Section 1 of the Original Agreement is hereby amended to read in full as follows: "*Closing Consideration Per Company Share*" means an amount equal to the result obtained by dividing (a) the sum of the Closing Consideration plus the aggregate exercise price of all Company Warrants exercised prior to or in connection with the Stock Purchase Closing or the Merger Closing, by (b) the aggregate number of Company Shares outstanding or subject to issuance on exercise of outstanding Company Warrants immediately before the Closing.

C. The first sentence of Section 8(b)(i) of the Original Agreement is hereby amended to read in full as follows: If the Closing occurs, in the event that any of Company's representations or warranties contained in Section 4 above or elsewhere in this Agreement or in any document or certificate delivered to Buyer by Company in connection with this Agreement were breached at any time at or before the Closing, or were inaccurate as of the Closing, or any of its covenants contained herein that were to be performed before the Closing are breached and not cured at or before the Effective Time, and, provided that Buyer makes a written claim for indemnification with respect to such inaccuracy or breach, or with respect to any Third-Party Claim relating to such inaccuracy or breach, to Stockholders Representative after the Closing and within the survival period specified in Section 8(a) above, or if there are any Dissenting Shares, then Sellers will be obligated to indemnify Buyer from and against all Adverse Consequences by reason of all such inaccuracies and breaches, and Dissenting Shares, but solely to the extent such Adverse Consequences are equal to or less than an aggregate ceiling equal to the Additional Consideration, if any, payable by Buyer to Sellers under the Earnout Agreement (the "*Indemnification Ceiling*"); provided, however, Buyer will have no right to indemnification hereunder for breaches of or inaccuracies in Company's representations and warranties, or in respect of Dissenting Shares, except to the extent Buyer has suffered Adverse Consequences by reason of all such breaches and inaccuracies, and Dissenting Shares, in excess of One Hundred Thousand Dollars ($100,000) in the aggregate.

D.   Buyer hereby waives its right contained in Section 9(a)(ii) of the Original Agreement to terminate the Agreement by giving notice to Stockholders Representative at any time prior to September 1, 2009, if Buyer is not reasonably satisfied that the matters disclosed in Section 4(n) of the Disclosure Schedule will be resolved in a manner not materially adverse.

E.   Section 9(a)(iv) of the Original Agreement is hereby amended to read in full as follows: Either Buyer or Stockholders Representative may terminate this Agreement by giving notice to the other such Party if the Closing has not occurred by March 31, 2010, or such later date as Buyer and Company may agree upon, unless the Party seeking termination is in breach of any of its obligations set forth in Section 5(a) above or is otherwise in material breach of this Agreement.

Exhibit A to the Original Agreement is hereby amended to read in full as Exhibit A to this First Amendment.

F.   All references in the Original Agreement to "this Agreement" shall be deemed to be references to the Original Agreement as amended by this First Amendment.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

[SIGNATURE PAGES TO FOLLOW]

FPIC INSURANCE GROUP, INC.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Chief Financial Officer

FIRST PROFESSIONAL INSURANCE COMPANY, INC.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Vice President

FPIC MERGER CORP.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Vice President

ADVOCATE, MD FINANCIAL GROUP INC.

By: /s/ Mark E. Adams
Name: Mark E. Adams
Title: Chairman, President and CEO

STOCKHOLDERS REPRESENTATIVE

By: /s/ Mark E. Adams
Name: Mark E. Adams
Title: _____

STOCKHOLDERS REPRESENTATIVE

By: /s/ Timothy P. Reardon
Name: Timothy P. Reardon
Title: _____

FORM OF
JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this "*Agreement*") is entered into as of the date shown of the signature page hereof by the undersigned beneficial and record owner (the "*Signing Holder*") of the issued and outstanding common stock, preferred stock and warrants of the Company (collectively, *"Company Securities"*) of Advocate, MD Financial Group Inc., a Nevada corporation (the "*Company*"), set forth opposite the Signing Holder's name on <u>Exhibit A</u> to this Agreement, which sets forth such holdings as of such date.

Recitals

A.   The Company has entered into an Agreement and Plan of Merger dated as of July 30, 2009 (the "*Original Agreement*") and as amended pursuant to that certain First Amendment to Agreement and Plan of Merger dated August 31, 2009 (the "*First Amendment*") (such Original Agreement, as modified or amended by the First Amendment, together with any subsequent amendments or supplements thereto is referred to herein as the "*Merger Agreement*") with FPIC Insurance Group, Inc., a Florida corporation ("*FIG*"), First Professionals Insurance Company, Inc., a Florida stock insurance company and a wholly owned subsidiary of FIG ("*FPIC*" and, collectively with FIG, *"Buyer"*), FPIC Merger Corp., a Nevada corporation and wholly owned subsidiary of FPIC ("*Merger Co*"), and the Stockholders Representative (as defined in the Merger Agreement), pursuant to which Merger Co will merge with and into the Company, and the Company will become a subsidiary of FPIC (the "*Merger*"), on and subject to the terms and conditions of the Merger Agreement.

B.   Subject to the terms and conditions of the Merger Agreement, the holders of Company Securities who become parties to the Merger Agreement will sell their Company Securities to Buyer in the Stock Purchase for the consideration set forth in the Merger Agreement, consisting of a cash payment at such closing and the additional consideration, if any, payable pursuant to the Earnout Agreement to be entered into between Buyer and the Stockholders Representative pursuant to the Merger Agreement. Closing consideration payable to holders of warrants to acquire shares of Company stock will be reduced by the aggregate amount of the exercise price per share payable upon exercise of such warrants. A summary of the Closing Consideration estimated to be payable to the Signing Holder is attached at <u>Exhibit A</u> to this Agreement.

C.   The Merger Agreement also provides that Company Securities that Buyer does not purchase in the Stock Purchase will be converted in the Merger to the right to receive the consideration that the holders of such Company Securities would have received had they become parties to the Merger Agreement and sold such Company Securities to Buyer in the Stock Purchase.

D.   In connection with the Merger, Mark E. Adams, the Company's Chairman, President and Chief Executive Officer, is entering into a Non-Competition Agreement and an amended and restated Executive Employment Agreement with Buyer and the Company on the terms set forth therein.

E. The Board of Directors of the Company has (a) approved the Merger Agreement and the merger transactions contemplated thereby involving the Company, (b) determined the Merger Agreement to be in the best interest of the Company and the holders of capital stock and warrants for capital stock of the Company based upon industry trends and conditions, the current market for strategic transactions in such industry, input from the Company's investment bankers, requests made by Company Holders for liquidity and other considerations and circumstances as deemed by the Board of Directors to be relevant to such determination, and (c) resolved and agreed, subject to the terms and conditions contained herein, to recommend that holders of capital stock and warrants for capital stock of Company sell their interests as part of the Stock Purchase and to vote their Company Shares in favor of the Merger.

F. Certain of the Company Holders have entered into a Stockholders' Agreement with the Company ("*Stockholders Agreement*") which provides for various transfer restrictions, rights of first refusal, drag along rights and other matters with respect to their Company Common Shares. Company Holders holding more than 66 2/3% of the outstanding shares of Company Common Shares (the *"Two-Thirds Common Holders"*) have become Parties to the Merger Agreement by executing and delivering joinder agreements on the terms hereof effective as of the date of the Merger Agreement.

G. By executing this Agreement, the undersigned Signing Holder intends to become a Party to the Merger Agreement as a Seller with respect to such Signing Holder's Company Securities, on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein and in the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1. *Definitions.* All capitalized terms used in this Agreement without definition that are defined in the Merger Agreement shall have the same meanings herein as therein, unless the context otherwise requires.

Section 2. *Joinder of Merger Agreement.* Effective as of the date of this Agreement, the Signing Holder hereby becomes, and agrees that such Signing Holder shall be deemed for all purposes to be, a Party to the Merger Agreement as a "*Seller*" as if the Signing Holder were an original signatory thereto without further action of the Parties to the Merger Agreement, so as to be bound by the obligations and entitled to the rights of a Seller thereunder and under any other agreements executed by Stockholders Representative pursuant thereto.

Section 3. *Representations, Warranties and Covenants of the Signing Holder.* In addition to such Signing Holder's representations, warranties and other agreements under the Merger Agreement, the Signing Holder hereby represents and warrants to each of the other Parties and acknowledges and agrees:

2

(i) *Documents and Summary:* that such Signing Holder has received or has been permitted to review a true and correct copy of the executed Merger Agreement, together with all schedules, annexes and exhibits thereto and has been provided with a summary of the terms of the Merger Agreement, the Earnout Agreement, the Non-Competition Agreement and the Executive Employment Agreement and the payments to be made to the Company's officers and directors pursuant to the Incentive Bonus;

(ii) *Familiarity with Terms:* that such Signing Holder has reviewed and is familiar with the terms and conditions of the Merger Agreement, and with all of the representations, warranties, indemnities and other obligations of a Seller thereunder;

(iii) *Stock Purchase:* that by becoming a Seller such Signing Holder has agreed, subject to the terms and conditions of the Merger Agreement and this Agreement, to sell such Signing Holder's Company Securities to Buyer at the Closing for the consideration set forth in Section 2(b) of the Merger Agreement and in the Earnout Agreement;

(iv) *Appointment of Stockholders Representative:* that pursuant to Section 2(l) of the Merger Agreement the Signing Holder has appointed the Stockholders Representative as such Signing Holder's attorney-in-fact to perform all acts to be performed on the Sellers' behalf under the Merger Agreement and the Earnout Agreement, all as described in such Section 2(l), including without limitation, (A) voting and granting consents with respect to the Company Securities held by such Signing Holder, (B) taking all actions necessary and appropriate to effectuate the Stock Purchase and the Merger, (C) executing any amendment to the Merger Agreement or the Earnout Agreement, (D) resolving and agreeing to any settlement of any claim for indemnification by Buyer from the Signing Holder or by Sellers from Buyer, (E) resolving and agreeing to all matters under the Earnout Agreement and all other agreements, documents, certificates or instruments related thereto;

(v) *Other Provisions Relating to the Stockholders Representative:* that by entering into this Agreement such Signing Holder has agreed to all other provisions of the Merger Agreement with respect to the Stockholders Representative, including waiver of claims and fiduciary duties with respect to, and indemnification of, the Stockholders Representative;

(vi) *Representations and Warranties; Release; Indemnification:* that by entering into this Agreement the Signing Holder is (x) making the representations and warranties to Buyer contained in Section 3(a) of the Merger Agreement concerning such Signing Holder's ownership of Company Securities and the other matters set forth in such Section, (y) providing pursuant to Section 6(e) of the Merger Agreement an immediately effective full and general release of the Company, its Subsidiaries, the officers, directors, stockholders, employees and other Persons from any and all known and unknown claims of every kind and nature (except for claims arising under the Merger Agreement and rights to indemnification, defense and advancement of expense for directors, officers and employees as provided in Section 6(d) of the Merger Agreement), and (z) agreeing to the indemnification obligations to Buyer contained in Section 8 of the Merger Agreement;

and

(vii) *Amendment of Merger Agreement and the Earnout Agreement:* that by entering into this Agreement, the Signing Holder is agreeing that the Merger Agreement and the Earnout Agreement may be modified by Buyer and Stockholder Representative without any consent required from the Signing Holder, although Signing Holder will be bound by such modifications.

Section 4. *Irrevocable Proxy.* (a) The Signing Holder hereby irrevocably appoints and constitutes the Stockholders Representative, jointly and severally, as the agent and proxy of the Signing Holder, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the Company Securities held by the Signing Holder, to represent such Signing Holder at all annual and special meetings of the shareholders of the Company and in connection with actions in writing taken by the shareholders of the Company, and the undersigned hereby authorizes and empowers Stockholders Representative to vote, and to give written consents with respect to, any and all Company Securities owned by the undersigned or standing in such Signing Holder's name, and do all things which the undersigned might do if present and acting on his, her or its own behalf, including without limitation to cause the exercise of any warrants to acquire Company capital stock owned by the Signing Holder.

(b) This irrevocable proxy is given to facilitate the transfer of all rights of the Signing Holder in the Company Securities to Buyer under and subject to the terms of the Merger Agreement and this Agreement.

(c) THE PROXY GRANTED BY THE SIGNING HOLDER TO THE STOCKHOLDERS REPRESENTATIVE HEREBY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. THIS PROXY SHALL SURVIVE THE INSOLVENCY, INCAPACITY, DEATH OR LIQUIDATION OF THE UNDERSIGNED.

(d) Upon the execution hereof, all prior proxies given by the undersigned with respect to the Company Securities held by the Signing Holder and any and all other shares or securities (i) issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates and/or (ii) issued to the undersigned shareholder on or after the date hereof and prior to the date this proxy terminates, are hereby revoked and no subsequent proxies will be given by the undersigned with respect to such Company Securities.

(e) Any obligation of the Signing Holder hereunder shall be binding upon the successors and assigns of the Signing Holder. The Signing Holder authorizes the Stockholders Representative to file this proxy and any substitution or revocation of substitution with the Secretary of the Company in connection with any meeting or action of the shareholders of the Company.

(f) THIS PROXY SHALL TERMINATE ON THE FIRST TO OCCUR OF THE CLOSING OR THE TERMINATION OF THE MERGER AGREEMENT.

Section 5. *Approval of Merger Agreement; Waiver of Notice.* By executing this

Agreement, the Signing Holder consents pursuant to Sections 78.320 of Nevada Law to the approval and adoption of the Merger Agreement and the Merger and waives any requirements as to notice of the time, place and purpose of a meeting of stockholders, or as to notice of stockholder action by written consent, under Nevada Law or the Company's Articles of Incorporation or Bylaws.

Section 6. *Waiver of Dissenters Rights.* The Signing Holder acknowledges that by executing this Agreement and hereby consenting to the Merger, the Signing Holder has waived any and all rights such Signing Holder may have had as a dissenter or to any appraisal rights with respect to the Company Securities held by such Signing Holder, including any rights pursuant to Sections 92A.300 through 92A.500 of Nevada Law, a copy of which is included as Exhibit B to this Agreement.

Section 7. *Stockholders Agreement; No Transfer of Company Securities.* The Signing Holder (i) waives all rights under Sections 3 and 4 of the Stockholder Agreement (dealing with rights of first refusal and co-sale rights) arising as a result of the Merger Agreement and the transactions contemplated thereby, (ii) agrees to the termination of the Stockholders Agreement as of the Closing, (iii) hereby proposes with the other Company Holders who have signed Joinder Agreements to sell and transfer all of their Company Common Shares in accordance with the Merger Agreement, and (iv) agrees that the proposed sale and transfer described in the immediately preceding clause constitutes an exercise of the "drag along" right under Section 5.1 of the Stockholders Agreement, written notice of which shall be delivered to the other Stockholders at least 30 days prior to the Closing. The Signing Holder agrees that, from the date of this Agreement until the earlier of (1) the Closing, or (2) the termination of the Merger Agreement, such Signing Holder shall not, directly or indirectly (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Company Securities held by such Signing Holder or any interest in such Company Securities, except pursuant to the Merger Agreement or as specifically required by court order or by operation of law, (b) deposit any Company Securities or any interest therein into a voting trust or enter into a voting agreement or arrangement with respect to any Company Securities or grant any proxy with respect thereto (other than as contemplated herein and in the Merger Agreement), or (c) enter into any contract, commitment, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition of any Company Securities held by the Signing Holder.

Section 8. *Exclusivity.* The Signing Holder will not, and will not authorize or permit any Person acting on such Signing Holder's behalf to, directly or indirectly, solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of capital stock or assets of Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange), including by way of furnishing information, cooperating or taking any other action to facilitate any enquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal for capital stock or assets of the Company or any of its Subsidiaries. In the event that the Signing Holder receives an unsolicited offer for such a transaction or obtains information that such an offer is likely to be made, the Signing Holder will notify Company, and Company will provide Buyer with notice thereof as soon as practical, including the identity of the prospective purchaser or soliciting party.

Section 9. *Notices.* Notices to the Parties other than the Signing Holder shall be given and addressed in the manner set forth in the Merger Agreement. Notices to the Signing Holder shall be given in the manner set forth in the Merger Agreement but be addressed as set forth on the signature page to this Agreement.

Section 10. *Headings; Gender.* The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. Throughout this Agreement, except where the context requires otherwise, the neuter gender shall be deemed to include the feminine and masculine, and the singular number shall be deemed to include the plural, and *vice versa*.

Section 11. *Severability.* If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any Governmental Body to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 12. *Assignment.* This Agreement shall not be assignable by the Signing Holder, but shall be binding upon and inure to the benefit of any permitted successors and assigns under the Merger Agreement of the rights of Buyer, Merger Co, the Company or the Stockholders Representative under the Merger Agreement.

Section 13. *Amendments; Waivers.* This Agreement shall be modified only in writing, executed by the Signing Holder, Buyer, the Company and the Stockholders Representative. Any right or remedy hereunder may be waived only in a writing signed by the person or entity against whom such waiver is asserted.

Section 14. *Entire Agreement.* This Agreement and the Merger Agreement together constitute and contain the entire agreement of the Signing Holder with the other Parties to the said agreements relating to the subject matter hereof, and supersedes any and all prior agreements, negotiations, correspondence and understandings between the Signing Holder and any other Parties to said agreements, whether written or oral, relating to the subject matter hereof. The Signing Holder acknowledges that Buyer, Merger Co, the Company and the Stockholders Representative are intended third-Party beneficiaries with respect to this Agreement.

Section 15. *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

Section 16. *Dispute Resolution; Consent to Jurisdiction.* (a) The Signing Holder Agrees to be bound to the terms of Section 11 (p) of the Merger Agreement as though it were set forth herein.

(b) Any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to the Merger Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Signing Holder has executed this Joinder Agreement as of the date first written above.

Wire Transfer Instructions for payments to Signing Holder:

_____

_____

_____

If wire transfer instructions are not provided above or subsequently by notice to Buyer in accordance with the Purchase Agreement, any payments will be mailed to Signing Holder at his, her or its address below:

If the Signing Holder is an Individual or Are Joint Owners:	**Signature of Joint Owner, if any:**

(Please print)
Name: _____
Address:_____
 _____
 _____
Email address: _____
 	
Signature: _____
      Date: _____, 2009
	(Please print)
	Name of
	Joint Owner _____
	Address:_____
	 _____
	 _____
	Email address: _____
	
	Signature: _____
	      Date: _____, 2009

If the Signing Holder is an Entity:	**If the Signing Holder Is Signing as Trustee or in another Representative Capacity:**

(Please Print)
Name of Entity: _____
Address: _____
 _____
 _____
Email address: _____
 	
By: _____
      (Signature)
Name (Please Print): _____
Title (Please Print): _____
Date: _____, 2009
	_____
	      (Signature)
	(Please print)
	Name: _____
	Capacity _____
	Address: _____
	 _____
	 _____
	Email address: _____
	Date: _____, 2009

Exhibit A

Exhibit B - Sections 92A.300 through 92A.500 of Nevada Revised Statutes

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections. (Added to NRS by 1995, 2086)

NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record. (Added to NRS by 1995, 2087)

NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive. (Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. (Added to NRS by 1995, 2087)

NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective. (Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances. (Added to NRS by 1995, 2087)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. (Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity. (Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.   (Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

   (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

   (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d) Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised his right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the

meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

(2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.   (Added to NRS by 1995, 2088)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. (Added to NRS by 1995, 2089)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.   (Added to NRS by 1995, 2089; A 1997, 730)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. If a proposed corporate action creating dissenters' rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters' rights must not consent to or approve the proposed corporate action.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204)

NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter's notice to all stockholders entitled to assert dissenters' rights.

2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089; A 2005, 2205)

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter's notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

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NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action. (Added to NRS by 1995, 2090)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation's principal office is located;

(b) If the corporation's principal office is not located in this State, in Carson City; or

(c) At the election of any dissenter residing or having its principal office in this State, of the county where the dissenter resides or has its principal office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation's estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2090; A 2007, 2704)

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480. (Added to NRS by 1995, 2091)

NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares

and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares. (Added to NRS by 1995, 2091)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in Carson City.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470. (Added to NRS by 1995, 2091; A 2007, 2705)

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to NRS by 1995, 2092)

Exhibit 2.3

EARNOUT AGREEMENT

among

FPIC INSURANCE GROUP, INC.,

FIRST PROFESSIONALS INSURANCE COMPANY, INC.

and

Mark E. Adams and Timothy P. Reardon,

as Stockholders Representative

dated as of

November 13, 2009

EARNOUT AGREEMENT

This EARNOUT AGREEMENT (this "*Agreement*") is made as of the 13th day of November, 2009, by and among FPIC Insurance Group, Inc., a Florida corporation ("*FIG*"), First Professionals Insurance Company, Inc., a Florida stock insurance company and a wholly owned subsidiary of FIG ("*FPIC*" and, collectively with FIG, *"Buyer"*) and Mark E. Adams and Timothy P. Reardon, as Stockholders Representative (collectively, the "*Stockholders Representative*").

W I T N E S S E T H:

WHEREAS, Buyer entered into an Agreement and Plan of Merger dated as of July 30, 2009 (the "*Merger Agreement*") with FPIC Merger Corp., a Nevada corporation and wholly owned subsidiary of FPIC ("*Merger Co*"), Advocate, MD Financial Group Inc., a Nevada corporation (the "*Company*"), and the Stockholders Representative, pursuant to which the Company will become a wholly owned subsidiary of FPIC (the "*Merger*");

WHEREAS, pursuant to Sections 2(b) and (k) of the Merger Agreement, the parties hereto agreed to enter into this Agreement in connection with the consummation of certain of the transactions contemplated by the Merger Agreement, as part of the consideration to be provided by Buyer to the holders of the Company's capital stock and warrants (the "*Shareholders*") in connection with the acquisition by Buyer of the Company as contemplated by the Merger Agreement;

WHEREAS, pursuant to Section 2(l) of the Merger Agreement, the Stockholders Representative was appointed as agent and attorney-in-fact for the Shareholders to act on the Shareholders' behalf with respect to, among other things, this Agreement; and

WHEREAS, while it is the intention of the parties hereto that FPIC, as the acquirer of the Company from the Shareholders, make the payments, if any, contemplated by this Agreement for the benefit of the Shareholders, FIG is a party to this Agreement and jointly and severally obligated with FPIC in respect of Buyer's obligations under this Agreement in order to provide additional assurances that such payments, if any, will be made and any other obligations of Buyer hereunder will be performed.

NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. Certain Definitions. The following terms shall have the following meanings:

"**Additional Consideration Amount**" shall mean the amount indicated for a particular Chart Level in the furthest right column of the Tier I Chart or the Tier II Chart, as the case may be.

"**Affiliate**" shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

"**Allocable Portion**" shall mean, with respect to a Shareholder, the percentage specified for such Shareholder in Annex IV hereto and, with respect to an Incentive Bonus Pool Participant, the percentage specified for such Incentive Bonus Pool Participant in Annex V hereto.

"**Annualized Gross Premiums Written**" shall mean, with respect to a Person, the gross premiums written in respect of medical professional liability insurance by such Person during the four successive calendar quarters immediately preceding the calendar quarter during which the relevant transaction occurs.

"**Applicable Percentage**" shall mean the mathematical *result* obtained by dividing (a) the number of full calendar months remaining in the Earnout Period following the month in which a Material Transaction occurs, by (b) 24.

"**Approved Commutation**" shall mean a Commutation that has been designated by Buyer and Stockholders Representative as an "Approved Commutation."

"**Approved Material Revisions**" shall mean a Material Revision that has been designated by Buyer and Stockholders Representative as an "Approved Revision."

"**Average Monthly Amount**" shall mean, solely with respect to Direct Premiums Written and Underwriting Profit, the average monthly amount of such Performance Measure from the beginning of the Earnout Period through the last full calendar month preceding a Material Transaction.

"**Business Day**" shall mean any day on which banking institutions in Jacksonville, Florida, are open for the purpose of transacting business.

"**Buyer's Earnout Calculations**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Buyer's Final Earnout Calculations**" shall have the meaning set forth in Section 2.4.2 hereof.

"**Chart Level**" shall mean, for a Measurement Period, with respect to each Performance Measure, the amount indicated on the Tier I Chart or the Tier II Chart in the column relating to such Performance Measure that is closest to the amount of such Performance Measure for such Measurement Period.

"**Combined Ratio**" shall mean, with respect to a Measurement Period, the mathematical *sum* of the Expense Ratio and the Loss Ratio for such Measurement Period.

"**Commutation**" shall mean any termination or commutation of all or any material part of the Reinsurance Treaty.

"**Company Actuary**" shall mean Milliman, Inc. or such other actuarial firm as may be acceptable to Buyer and the Stockholders Representative.

"**Competitive Person**" shall mean a Person that, at the time it becomes an Affiliate of Buyer or at the time Buyer acquires a direct or indirect interest in the ownership, management, operation, revenues or profits of such Person, is then engaged in the State of Texas or the State of Mississippi in any direct or indirect administration, development, provision, operation, marketing or sales of medical professional liability insurance.

"**controlled by**" (including the term "**controlling**") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, contract or otherwise.

"**Direct Premiums Written**" shall mean the amount of medical professional liability insurance premiums written by the Company and its Subsidiaries on a direct basis during a Measurement Period, as reflected in the Financial Statements in respect of such Measurement Period, excluding, however, any premiums in respect of the Company's Advocate IP product or otherwise not comprising medical professional liability insurance, and shall include any written premium for which the Company and its Subsidiaries are credited pursuant to the provisions of Section 2.6.4 hereof.

"**Earnout Amount**" shall mean, with respect to each Measurement Period, an amount equal to the Gross Earnout Amount or Gross Alternate Earnout Amount, as the case may be, in respect of such Measurement Period, reduced (to the extent not previously reduced) by any Reduction Amount that becomes due and payable before all Earnout Payments have been made; provided, however, in no event shall the Earnout Amount be less than zero for any Measurement Period.

"**Earnout Arbitrator**" shall mean Ernst & Young or such other nationally or regionally recognized independent accounting firm as Buyer and Stockholders Representative may agree, or, failing such agreement, by the American Arbitration Association in accordance with the Commercial Arbitration Rules of such Association.

"**Earnout Objection Notice**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Earnout Payment**" shall mean, with respect to each Measurement Period, an amount of cash equal to the Earnout Amount for such Measurement Period less, in the case of the second Measurement Period, any Earnout Payment made in respect of the first Measurement Period.

"**Earnout Period**" shall mean the twenty-four calendar month period commencing with the first full calendar month beginning after the date hereof.

"**Excess Reduction Amount**" shall mean the portion, if any, of any Reduction Amount applied to an Earnout Payment that exceeds the ultimate amount of the indemnity obligation arising under Section 8(b)(i) and 8(d) of the Merger Agreement or the ultimate amount of the monetary damages with respect to another claim or remedy Buyer is permitted to pursue under Section 8(f) of the Merger Agreement.

"**Excess Reduction Amount Interest**" shall mean an interest at the rate of 8% per annum with respect to any Excess Reduction Amount, calculated for the period beginning ninety days after the end of the relevant Measurement Period through the date of payment of such Excess Reduction Amount.

"**Expense Ratio**" shall mean, with respect to a Measurement Period, the ratio of Total Underwriting Expenses to Net Premiums Earned during such Measurement Period.

"**Financial Statements**" shall mean, unless Buyer and Stockholders Representative otherwise agree, the audited financial statements of the Company and its Subsidiaries for, and as at the end of, a Measurement Period, prepared from the books and records of the Company and its Subsidiaries and fairly presenting in all material respects, on a consolidated basis, the financial position, results of operation and the other information contained therein, as at the dates and for the periods indicated therein, in conformity with GAAP, and (a) if the Earnout Period begins on January 1, include all adjustments required for a fair presentation, or (b) if the Earnout Period begins on the first day of a month other than January, subject to normal period end adjustments (other than those related to Performance Measures, which such financial statements shall take into account) and lack of footnotes and other presentation items.

"**Fixed Alternate Earnout Amount**" shall mean (a) if a Material Transaction is consummated within the first six months of the Earnout Period, $9 million, or (b) if a Material Transaction is consummated after the first six months of the Earnout Period and within the first 18 months of the Earnout Period, the Applicable Percentage of the amount equal to the mathematical *sum* of the following (i) $3.6 million, provided the Average Monthly Amount of Direct Written Premiums through the last full calendar month preceding the relevant Material Transaction is at least $2 million, *plus* (ii) $4.8 million, provided the Average Monthly Amount of Underwriting Profit through the last full calendar month preceding the relevant Material Transaction is at least $145,833, *plus* (iii) $3.6 million, provided the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding the relevant Material Transaction is not more than 96%.

"**GAAP**" shall mean accounting principles generally accepted in the United States as in effect from time to time, consistently applied.

"**Governmental Body**" shall mean the government of the United States, any other nation or any political subdivision of any thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"**Gross Alternate Earnout Amount**" shall mean, for any Measurement Period ending after the month during which the consummation of a Material Transaction occurs, the Gross Alternate Earnout Amount for the First Measurement Period with respect to the first Measurement Period, and the Gross Alternate Earnout Amount for the Second Measurement Period with respect to the second Measurement Period.

"**Gross Alternate Earnout Amount for the First Measurement Period**" shall mean, if a Material Transaction is consummated during the first Measurement Period, the Gross Earnout Amount for such Measurement Period calculated as if (a) the Direct Written Premiums and Underwriting Profit for the month in which such transaction is consummated and each subsequent month of such Measurement Period were the Average Monthly Amounts for such Performance Measures and (b) the Combined Ratio for such Measurement Period were the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding such Material Transaction.

"**Gross Alternate Earnout Amount for the Second Measurement Period**" shall mean, if a Material Transaction is consummated during the first Measurement Period or after the first Measurement Period during the Earnout Period, either (a) the Gross Earnout Amount for the second Measurement Period calculated as if (i) the Direct Written Premiums and Underwriting Profit for the month in which such transaction is consummated and each subsequent month of such Measurement Period were the Average Monthly Amounts for such Performance Measures and (ii) the Combined Ratio for such Measurement Period were the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding such Material Transaction, or (b) the Fixed Alternate Earnout Amount, whichever of (a) or (b) is higher.

"**Gross Earnout Amount**" shall mean, with respect to each Measurement Period, the amount equal to the mathematical *sum* of the following mathematical *products* (a) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Direct Written Premiums Chart Level for such Measurement Period, *plus* (b) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Combined Ratio Chart Level for such Measurement Period, *plus* (c) four tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Underwriting Chart Level for such Measurement Period, *plus* (d) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Direct Written Premiums Chart Level for such Measurement Period, *plus* (e) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Combined Ratio Chart Level for such Measurement Period, *plus* (f) four tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Underwriting Chart Level for such Measurement Period; calculated in a manner consistent with the example calculations appearing in Annex III hereto. For the avoidance of doubt, the three Performance Measures underlying the Gross Earnout Amount calculation shall be adjusted so as to reflect any net gain recognized by the Company or its Subsidiaries during the Earnout Period as a result of an Approved Commutation or an Approved Material Revision.

"**Incentive Bonus Pool Participant**" shall mean each Person listed in Annex V hereto.

"**Incurred Losses and Loss Adjustment Expenses**" shall mean an amount equal to 95% of the amount of estimated ultimate incurred losses and loss adjustment expense indicated in the Reserve Study for a Measurement Period, and including unallocated loss adjustment expenses, net of related amounts ceded to reinsurers as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision) or, if greater, the amount of the insurance loss and loss adjustment expenses incurred by the Company and its Subsidiaries during a Measurement Period, net of related amounts ceded to reinsurers as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision), as reflected in the Financial Statements in respect of such Measurement Period, calculated on a current accident year basis and including unallocated loss adjustment expenses, reduced by the amount of its total carried reserves reflected in the Financial Statements exceeding 103% of the total reserves indicated in such Reserve Study or increased by the amount of such total carried reserves below 103% of the total reserves indicated in such Reserve Study as of the end of such Measurement Period and reduced by any such loss or expense that is taken into account as a Reduction Amounts.

"**Indemnity Obligations**" shall mean each indemnity obligation arising under Section 8(b)(i) and 8(d) of the Merger Agreement and the amount of all monetary damages with respect to each other claim or remedy Buyer is permitted to pursue under Section 8(f) of the Merger Agreement, as determined by Buyer's good faith estimate of the maximum amount such indemnity obligation or other claim may reasonably be expected to become.

"**Loss Ratio**" shall mean, with respect to a Measurement Period, the ratio of (a) Incurred Losses and Loss Adjustment Expenses for such Measurement Period, to (b) its Net Premiums Earned.

"**Material Revision**" shall mean any revision in the risk retention level, ceded commission rate, ceded premium rate, profit sharing arrangement, or other material term or condition of the Reinsurance Treaty.

"**Material Transaction**" shall mean the sale, transfer or other disposition, directly or indirectly, to a Person (other than a Person that is an Affiliate of Buyer as of the date of this Agreement) of twenty-five percent (25%) or more of the capital stock of Advocate, MD Insurance Company of the Southwest Inc. or any portion of the business of Advocate, MD Insurance Company of the Southwest Inc. comprising twenty-five percent (25%) or more of its Annualized Gross Premiums Written. By way of example and without limitation, a sale, transfer or disposition may occur by merger, combination, consolidation, reorganization, recapitalization, restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, minority investment or partnership, collaborative venture, equity exchange or any other extraordinary corporate or entity transaction.

"**Material Transaction Notice**" shall have the meaning set forth in Section 2.2 hereof

"**Measurement Period**" shall mean either (a) the twelve calendar month period commencing with the first full calendar month beginning after the date hereof, or (b) the Earnout Period.

"**Net Premiums Earned**" shall mean the amount of direct premiums earned by the Company and its Subsidiaries during a Measurement Period, as reflected in the Financial Statements in respect of such Measurement Period, net of the related premiums ceded as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision).

"**Ordinary Course of Business**" shall mean the ordinary course of business of the subject Person consistent with past custom and practice (including with respect to quantity and frequency).

"**Performance Measure**" shall mean the Direct Premiums Written, the Combined Ratio, or the Underwriting Profit, as the case may be.

"**Person**" shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

"**Reduction Amount**" shall mean (a) the amount of all Indemnity Obligations, *plus* (b) all amounts paid by Buyer or the Company or any of their Subsidiaries on behalf of Stockholders Representative (including reimbursements to the Stockholders Representative, or either of the individuals comprising such Person, for amounts initially paid by Stockholders Representative) pursuant to the provisions of this Agreement or, to the extent not reflected as a "Transaction Expense" under the Merger Agreement, pursuant to the provisions of the Merger Agreement, including any professional expenses incurred in connection with Section 2.3 hereof, Section 2.4.1 hereof and Section 2.4.2 hereof (including the fees and costs of the Earnout Arbitrator other than any such amounts (including the fees and costs of the Earnout Arbitrator) otherwise a "Reduction Amount" that are paid pursuant to Section 2.4.2 hereof in connection with a dispute that is resolved by the Earnout Arbitrator's selection of the Shareholders' Final Earnout Calculations).

"**Reinsurance Treaty**" shall mean that certain Reinsurance Treaty among Advocate, MD Insurance Company of the Southwest Inc. and various listed reinsurance providers with a treaty period from April 1, 2005 through October 1, 2010.

"**Reserve Study**" shall have the meaning set forth in Section 2.6.1 hereof.

"**Shareholders' Earnout Calculations**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Shareholders' Final Earnout Calculations**" shall have the meaning set forth in Section 2.4.2 hereof.

"**Subsidiary**" shall mean any Person controlled by a specified Person, and, with respect to the Company, shall include any Person that is a Subsidiary of the Company at any time on or after the date hereof so long as such Person is controlled by FIG.

"**Tier I Chart**" shall mean the table set forth on Annex I hereto.

"**Tier II Chart**" shall mean the table set forth on Annex II hereto.

"**Total Underwriting Expenses**" shall mean all operating expenses directly incurred by the Company and its Subsidiaries, on a consolidated basis, in a Measurement Period, net of any ceding commissions or profit sharing earned by the Company and its Subsidiaries during such Measurement Period in respect of its external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision) and excluding, however, (a) incurred losses and loss adjustment expenses as reflected in the Financial Statements in respect of such Measurement Period, calculated on a current accident year basis, (b) any interest expense with respect to any indebtedness for borrowed money, (c) any expenses of Earnout Payments including professional fees and expenses associated with the calculation or dispute thereof, (d) the expense incurred under Section 3 of the Non-Competition Agreement, dated July 30, 2009, among FIG, the Company and Mark E. Adams, (e) any performance incentive payment accrued or paid by reason of the provisions of Section 3.2(b), and any severance payment accrued or paid by reason of Sections 5.2(b)(iii), 5.3(c) or 5.4(c)(iii) or 5.5 of the Executive Employment Agreement, dated July 30, 2009, between the Company and Mark E. Adams, (f) any performance incentive payment accrued or paid by reason of the provisions of Section 2.2(b)(ii) of the Employment Agreement, dated the date hereof, between the Company and Steve W. Loranger, (g) any performance incentive payment accrued or paid by reason of the provisions of Section 2.2(b)(ii) of the Employment Agreement, dated the date hereof, between the Company and Thomas Smith, (h) any professional expenses incurred in connection with Section 2.3 hereof, (i) any such loss or expense that is taken into account as a Reduction Amount, and (j) other items as may be agreed from time to time between Buyer and Stockholders Representative.

"**Underwriting Profit**" shall mean, with respect to a Measurement Period, Net Premiums Earned reduced by Total Underwriting Expenses and Incurred Losses and Loss Adjustment Expense for such Measurement Period.

1.2. Certain Matters of Construction and Usage. In addition to the definitions referred to or set forth in Section 1.1 hereof:

1.2.1. The words "*hereof*", "*herein*", "*hereunder*" and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof and all appendices hereof.

1.2.2. The words "*party*" and "*parties*" shall refer to the Stockholders Representative and Buyer.

1.2.3. Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine, or neuter gender shall include each other gender.

1.2.4. Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP.

1.2.5. The word "*including*" shall mean including without limitation.

1.2.6. If the last day of any specified period of days for notices or payment falls on a day other than a Business Day, such period shall be deemed to be extended through the next occurring Business Day.

2. Earnout Payments.

2.1. Earnout Payment Obligation. Buyer will pay to the Shareholders and the Incentive Bonus Pool Participants the Earnout Payment, if any, in respect of each Measurement Period to the extent and in the manner provided in this Agreement; provided, however, with respect to the first Measurement Period, in no event shall any portion of the Earnout Payment derived from (a) the Direct Premiums Written Performance Measure exceed $1.44 million, (b) the Combined Ratio Performance Measure exceed $1.44 million, or (c) the Underwriting Profit Performance Measure exceed $1.92 million and in no event shall the aggregate amount of all Earnout Payments in respect of the entire Earnout Period exceed $12 million.

2.2. Material Transaction Notice. Buyer shall give the Stockholders Representative notice of consummation of any Material Transaction, describing such Material Transaction in reasonable detail, within ten (10) Business Days following such consummation.

2.3. Alternate Earnout Election. In the event of that a Material Transaction Notice is delivered by Buyer, the Stockholders Representative may elect by written notice to Buyer within sixty (60) days of receipt of the Material Transaction Notice that any subsequent Earnout Payments be based on the Gross Alternate Earnout Amount rather than the Gross Earnout Amount. In the event that a Material Transaction Notice is delivered to the Stockholders Representative, the Stockholders Representative may retain professional advisers as it deems reasonably necessary to assist it in deciding whether or not to elect to receive the Gross Alternate Earnout Amount, and reasonable fees and costs of such advisers shall be paid by the Company.

2.4. Review and Dispute Procedures.

2.4.1. <u>As to Earnout Payments</u>. Buyer shall use commercially reasonable and good faith efforts to submit to the Stockholders Representative in writing within sixty (60) days of the end of each Measurement Period (or, if not completed within such sixty (60) day period notwithstanding such efforts, as soon thereafter as reasonably practicable) Buyer's calculation of the Earnout Payment for such Measurement Period ("*Buyer's Earnout Calculations*"), together with all supporting documentation reasonably necessary for a review of Buyer's Earnout Calculations. If during the first thirty (30) days of the end of a Measurement Period, neither Mark E. Adams nor Thomas Smith is an officer and employee of the Company, Buyer shall pay to the Shareholders as an additional Earnout Payment $1,000 per day for each day that it takes Buyer to deliver Buyer's Earnout Calculation to the Stockholders Representative beyond sixty (60) days of the end of each Measurement Period, unless Buyer is prevented from doing so for reasons beyond the reasonable control of Buyer. Stockholders Representative may at its option and at Company's expense (subject to the application of Section 2.4.2. hereof) retain an accounting firm, actuaries, attorneys, and other consultants or professional advisers as it deems reasonably necessary to evaluate and formulate a response to the Buyer's Earnout Calculations; provided, however, that neither the Stockholders Representative nor the individuals comprising such Person shall be compensated for their time expended in such role. Stockholders Representative and its retained advisers shall further be given full access to the Financial Statements, Reserve Study, underlying books and records of the Company relating thereto and supporting computations and workpapers used in connection with the preparation of the Financial Statements and the Reserve Study and the computation of the Earnout Amount, and such other information relating to the foregoing as is reasonably requested by Stockholders Representative or its retained advisers. If Stockholders Representative objects to Buyer's Earnout Calculations within thirty (30) days (the "*Objection Period*") of delivery thereof, it will deliver to Buyer a notice of objection (an "*Earnout Objection Notice*") with respect to Buyer's Earnout Calculations setting forth the Stockholders Representative's proposed figures for such Earnout Payment ("*Shareholders' Earnout Calculations*"), together with a reasonable description of the basis for the objection. If no Earnout Objection Notice is delivered to Buyer within such thirty (30) day period or if the Stockholders Representative delivers (whether within or after such thirty (30) day period) to Buyer a notice of acceptance of Buyer's Earnout Calculations (an "*Earnout Acceptance*"), Buyer's Earnout Calculations for such Measurement Period shall be final and binding on Buyer, the Stockholders

Representative and the Shareholders, and the applicable Earnout Payment shall be paid to the Shareholders by Buyer within ten (10) days after the end of the Objection Period or, if sooner ten (10) days of delivery of an Earnout Acceptance.

2.4.2. <u>Following an Objection Notice</u>. If an Objection Notice is given, Buyer and the Stockholders Representative shall attempt in good faith to resolve the objection. If Buyer and the Stockholders Representative are unable to reach agreement within thirty (30) days after an Objection Notice has been given, Buyer shall submit its final Buyer's Earnout Calculations ("*Buyer's Final Earnout Calculations*"), and the Stockholders Representative shall submit its final Shareholder Earnout Calculations ("*Shareholders' Final Earnout Calculations*"), with respect to the items in dispute to the Earnout Arbitrator as soon as practical following the end of such thirty (30) day period, but in any event within forty-five (45) days after the applicable Objection Notice has been received by Buyer. The Earnout Arbitrator will be directed to review Buyer 's Final Earnout Calculations and Shareholders' Final Earnout Calculations and make a selection as to which, in its totality, is a more accurate reflection of the applicable requirements of this Agreement with respect thereto and to provide a written report that sets forth the Earnout Arbitrator's determination with respect thereto. The Earnout Arbitrator may consider the affect, if any, of income taxes with respect to any Adverse Consequences (as defined in the Merger Agreement) reflected in a Reduction Amount. Each of Buyer and Stockholders Representative shall cooperate with the Earnout Arbitrator and provide to the Earnout Arbitrator such additional information as the Earnout Arbitrator may reasonably request with respect to its deliberations. The resolution of the dispute by the Earnout Arbitrator will be final and binding on Buyer, the Stockholders Representative and the Shareholders. Unless otherwise agreed by Buyer and Stockholders Representative, the fees and expenses of the Earnout Arbitrator and of any professionals retained by Stockholders Representative in connection with evaluation of Buyer's Earnout Calculation or the preparation or resolution of an Objection Notice shall be paid by Company and such fees shall not be factored into the calculation of the Performance Measures (including fees for professionals retained by Stockholders Representative to review the Buyer's Earnout Calculation where no Earnout Objection is filed, or the Stockholders Representative elects to withdraw its Objection Notice prior to resolution of such dispute). Within ten (10) days after the final determination by the Earnout Arbitrator with respect to a dispute regarding Buyer's Earnout Calculation, Buyer shall pay, in accordance with Section 2.5 hereof, to the Shareholders the Earnout Payment that is payable as a result of such resolution of the dispute.

2.5. *Payment of Earnout Payments and Excess Reduction Amounts.* At such time as any Earnout Payment shall be due and payable, Buyer shall pay, by wire transfer of cash to such account of such Incentive Bonus Pool Participant or Shareholder, as the case may be, as is specified by Stockholders Representative or, if no such account is so specified, by mailing a check to such address of such Incentive Bonus Pool Participant or Shareholder, as the case may be, as is specified by Stockholders Representative, or as otherwise agreed between Buyer and Stockholders Representative, the Earnout Payment reduced, but in any event not below zero, by the amount of any indemnity obligations of such Shareholder that arise under Section 8(b)(ii) of the Merger Agreement before such payment as follows: (a) five percent (5%) of the Earnout

Payment to the Incentive Bonus Pool Participants, with each Incentive Bonus Pool Participant receiving his or her Allocable Portion of the Earnout Payment and (b) ninety-five percent (95%) of the Earnout Payment to the Shareholders, with each Shareholder receiving his, her or its Allocable Portion of the Earnout Payment. Buyer shall pay each Incentive Bonus Pool Participant and Shareholder, in the manner provided in this Section 2.5, any Excess Reduction Amounts promptly after it becomes reasonable to expect, acting in good faith, that there is an Excess Reduction Amount, together with the applicable Excess Reduction Amount Interest.

2.6. Operating and Accounting Procedures of the Company and its Subsidiaries.

2.6.1. Generally. The parties agree that the guidelines and rules set forth in this Section 2.6 shall be used in calculating the Earnout Payments; provided, however, that nothing contained in this Agreement shall be construed to restrict in any way Buyer's management from directing the operating of Buyer's business (including the business of the Company and its Subsidiaries) in the manner that Buyer's management and board of directors deem most beneficial for Buyer and for FIG's shareholders. The parties also agree that the Company will cause the Company Actuary to perform a reserve study as of the end of each Measurement Period providing the information contemplated by the definition of "Incurred Losses and Loss Adjustment Expense" to be obtained from such study, which, unless otherwise agreed by Buyer and Stockholders Representative, will be prepared in a manner consistent with the Closing Reserve Study (as defined in the Merger Agreement), using a consistent methodology, approach, and weightings of actuarial factors as used in such Closing Reserve Study and assuming that the Company's current Reinsurance Treaty (notwithstanding any intervening Commutation, Material Revision or expiration) remains in effect as of the date of such to-be-performed reserve study with such levels of risk retention by Company and other terms and conditions as are in effect as of the date of this Agreement (the "*Reserve Study*").

2.6.2. Intercompany Charges. Throughout the Earnout Period, intercompany charges for services or products provided by or through Buyer or any of its other Subsidiaries to the Company and its Subsidiaries will not exceed the lesser of (i) amount historically incurred by Company and its Subsidiaries for such items, or (ii) then-current market rates for arms-length transactions with third parties for such services and products. Such charges to the Company and its Subsidiaries will not include a general corporate overhead allocation but, subject to application of the last sentence of this Section 2.6.2, will include the allocable share of the Company and its Subsidiaries of costs for insurance covering FIG and/or its Subsidiaries including the Company and its Subsidiaries and their allocable portion of fees for services relating to audits and taxes. In no event will costs, fees and expenses allocated to the Company and its Subsidiaries by FIG or any of its Subsidiaries other than the Company and its Subsidiaries include allocations of items that primarily result from Buyer's status as a publicly-traded company, such as costs of public company accounting and reporting, Sarbanes-Oxley compliance, investor relations, and other similar items.

2.6.3. Management of the Company and its Subsidiaries. The Company and its Subsidiaries shall be managed at and subject to the direction of the Board of Directors of the Company who shall be appointed at the discretion of Buyer. The Company and its Subsidiaries will be subject to all reasonable policies, procedures, and requirements applicable generally to FIG's Subsidiaries and operating units, as communicated to the Company and its Subsidiaries by Buyer from time to time. Such policies, procedures and requirements will include a system of internal accounting controls consistent with the system of internal accounting controls applicable to FIG and its Subsidiaries from time to time.

2.6.4. <u>Certain Actions and Credits</u>. Except as otherwise agreed between Buyer and the Stockholders Representative, such agreement if requested by Buyer not to be unreasonably withheld or delayed by Stockholders Representative, Buyer will use commercially reasonable efforts to avoid taking actions that have a material negative impact on the amount of any Earnout Payment that would otherwise be payable; Buyer will not cause the Company or any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business that have a material negative impact on the amount of any Earnout Payment that would otherwise be payable, it being understood, however, that business written by the Company and its Subsidiaries will be required to be consistent with FPIC's underwriting and pricing practices in effect from time to time, as reasonably applied by FPIC to the Texas and Mississippi markets. If, during the Earnout Period, Buyer or an Affiliate thereof sells medical professional liability insurance policies in Texas or Mississippi other than through the Company and its Subsidiaries, the Company and its Subsidiaries will be given credit for the written premium from such sales for purposes of computing Direct Premiums Written, unless such sales are to anesthesiologists or to Persons that are FPIC insureds on the date hereof. If, during the Earnout Period, Buyer sells medical professional liability insurance policies in Texas or Mississippi to Persons introduced by, or as a result of, in whole or in part, from the efforts of the Company or any of its Subsidiaries or any of their officers or employees, the Company and its Subsidiaries will be given credit for the written premium from such sales for purposes of computing Direct Premiums Written. In addition, if, during the Earnout Period, Buyer acquires a direct or indirect interest in the ownership, management, operation, revenues or profits of any Competitive Person, the Company and its Subsidiaries will be given credit for the Competitive Person's written premium for medical professional liability insurance sold in Texas and Mississippi after such acquisition by Buyer for purposes of computing Direct Premiums Written.

2.6.5 <u>Commutation</u>. If a decision is made to effect a Commutation, and such Commutation has an adverse impact on the Earnout Amount, whether by reason of a Material Revision or otherwise, the parties agree to work on a good faith basis to modify or otherwise refine the provisions of this Agreement to neutralize any adverse impact of the Commutation on the Earnout Amount. Buyer agrees that Shareholders will receive any net benefit in the calculation of the Earnout Amount that results from the Commutation.

3. Miscellaneous.

3.1. _Entire Agreement; Waivers._ This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior (but not contemporaneous) agreements (other than the Merger Agreement), understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed by the party or parties against which it is sought to be enforced.

3.2. _Amendment or Modification._ The parties hereto may amend or modify this Agreement only by a written instrument executed by Buyer and the Stockholders Representative.

3.3. _Action by Stockholders Representative._ Any action taken by Stockholders Representative, including agreements, waivers, amendments and notices, will not be validly taken unless expressed in a writing signed by both individuals comprising Stockholders Representative. Buyer is entitled to rely fully on any such action of the Stockholders Representative and each such action shall be binding on the Shareholders.

3.4. _Severability._ In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.5. _Successors and Assigns._ All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of Buyer, the Stockholders Representative and, to the extent provided herein, the Shareholders, and their respective successors, personal representatives and permitted transferees and assigns; provided, however, that (a) no transfer or assignment by either Buyer or Stockholders Representative shall be permitted without the prior consent of the other, and no transfer by a Shareholder shall be effective unless Stockholders Representative shall have given Buyer notice of such transfer or assignment, and any such attempted transfer or assignment without consent or notice shall be null and void and (b) no transfer or assignment by any party shall relieve such party of any of its obligations hereunder.

3.6. _Notices._

If to Stockholders Representative:
Advocate, MD Financial Group
Selling Stockholders
c/o Mark E. Adams
Stockholders Representative
6001 Cervinus Run
Austin, TX 78735
Facsimile: 512-891-0320
Email: Mark.Adams@advocate.md.com

Copy to:
Sandlin Law Firm
7000 N. MoPac Expressway, Suite 200
Austin, Texas 78731
Attn: Oliver Sandlin
Facsimile: 512-891-0320
Email: osandlin@sandlinlaw.com

and

Advocate, MD Financial Group
Selling Stockholders
c/o Timothy P. Reardon
Stockholders Representative
c/o Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Facsimile: 414-298-8097
Email: treardon@reinhartlaw.com

If to Buyer:	*Copy to:*
FPIC Insurance Group, Inc.	Kirschner & Legler, P.A.
225 Water Street	50 North Laura Street
Suite 1400	Suite 2900
Jacksonville, Florida 32202	Jacksonville, Florida 32202
Attn: Charles Divita III	Attn: Kenneth M. Kirschner
Facsimile: 904-350-1049	Facsimile: 904-346-3299
Email: chuck.divita@fpic.com	Email: kmkirschner@leglerlaw.com

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

3.7. *Headings.* Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

3.8. *Counterparts.* This Agreement and any claims related to the subject matter hereof may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

3.9. *Governing Law.* This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Texas, without reference to the choice of law provisions thereof.

3.10. *Judicial Proceedings.* Any judicial proceeding arising out of or relating to this Agreement shall be brought in Dallas, Texas in the Federal Courts having jurisdiction in such city, and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the Parties further agrees that a summons and complaint commencing an action or proceeding in any of such courts shall be properly served and shall confer personal jurisdiction if served to it at the address and in the manner set forth in Section 113.6 hereof or as otherwise provided under the rules of the Federal Courts in Dallas, Texas having jurisdiction. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to this Agreement. If any such proceeding is brought, the prevailing party shall be entitled to recover its reasonable fees and costs of its counsel in connection with such proceeding.

[SIGNATURE PAGES FOLLOW.]

FPIC INSURANCE GROUP, INC.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Chief Financial Officer

**FIRST PROFESSIONAL INSURANCE
COMPANY, INC.**

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Vice President

STOCKHOLDERS REPRESENTATIVE

By: /s/ Mark E. Adams
Name: Mark E. Adams

STOCKHOLDERS REPRESENTATIVE

By: /s/ Timothy P. Reardon
Name: Timothy P. Reardon

	TIER I PERFORMANCE TARGETS				
	Threshold Average 2-Year Performance Level ($ in thousands)				Potential Tier I Additional Consideration
Payout Schedule	Direct Premiums Written	Combined Ratio	Underwriting Profit		Up to $6,000
Weighting	30%	30%	40%		100%
Threshold Level	*$ 0*	*96.0 %*	*$ 1,750*		*$ 3,000*
50.0%	$ 25,500	91.0%	$ 2,250		$ 3,000
51.0%	$ 25,530	90.9%	$ 2,260		$ 3,060
52.0%	$ 25,560	90.8%	$ 2,270		$ 3,120
53.0%	$ 25,590	90.7%	$ 2,280		$ 3,180
54.0%	$ 25,620	90.6%	$ 2,290		$ 3,240
55.0%	$ 25,650	90.5%	$ 2,300		$ 3,300
56.0%	$ 25,680	90.4%	$ 2,310		$ 3,360
57.0%	$ 25,710	90.3%	$ 2,320		$ 3,420
58.0%	$ 25,740	90.2%	$ 2,330		$ 3,480
59.0%	$ 25,770	90.1%	$ 2,340		$ 3,540
60.0%	$ 25,800	90.0%	$ 2,350		$ 3,600
61.0%	$ 25,830	89.9%	$ 2,360		$ 3,660
62.0%	$ 25,860	89.8%	$ 2,370		$ 3,720
63.0%	$ 25,890	89.7%	$ 2,380		$ 3,780
64.0%	$ 25,920	89.6%	$ 2,390		$ 3,840
65.0%	$ 25,950	89.5%	$ 2,400		$ 3,900
66.0%	$ 25,980	89.4%	$ 2,410		$ 3,960
67.0%	$ 26,010	89.3%	$ 2,420		$ 4,020
68.0%	$ 26,040	89.2%	$ 2,430		$ 4,080
69.0%	$ 26,070	89.1%	$ 2,440		$ 4,140
70.0%	$ 26,100	89.0%	$ 2,450		$ 4,200
71.0%	$ 26,130	88.9%	$ 2,460		$ 4,260
72.0%	$ 26,160	88.8%	$ 2,470		$ 4,320
73.0%	$ 26,190	88.7%	$ 2,480		$ 4,380
74.0%	$ 26,220	88.6%	$ 2,490		$ 4,440
75.0%	$ 26,250	88.5%	$ 2,500		$ 4,500
76.0%	$ 26,280	88.4%	$ 2,510		$ 4,560
77.0%	$ 26,310	88.3%	$ 2,520		$ 4,620
78.0%	$ 26,340	88.2%	$ 2,530		$ 4,680
79.0%	$ 26,370	88.1%	$ 2,540		$ 4,740
80.0%	$ 26,400	88.0%	$ 2,550		$ 4,800
81.0%	$ 26,430	87.9%	$ 2,560		$ 4,860
82.0%	$ 26,460	87.8%	$ 2,570		$ 4,920
83.0%	$ 26,490	87.7%	$ 2,580		$ 4,980
84.0%	$ 26,520	87.6%	$ 2,590		$ 5,040
85.0%	$ 26,550	87.5%	$ 2,600		$ 5,100

	TIER I PERFORMANCE TARGETS			
	Threshold Average 2-Year Performance Level ($ in thousands)			Potential Tier I Additional Consideration
Payout Schedule	Direct Premiums Written	Combined Ratio	Underwriting Profit	Up to $6,000
Weighting	30%	30%	40%	100%
86.0%	$ 26,580	87.4%	$ 2,610	$ 5,160
87.0%	$ 26,610	87.3%	$ 2,620	$ 5,220
88.0%	$ 26,640	87.2%	$ 2,630	$ 5,280
89.0%	$ 26,670	87.1%	$ 2,640	$ 5,340
90.0%	$ 26,700	87.0%	$ 2,650	$ 5,400
91.0%	$ 26,730	86.9%	$ 2,660	$ 5,460
92.0%	$ 26,760	86.8%	$ 2,670	$ 5,520
93.0%	$ 26,790	86.7%	$ 2,680	$ 5,580
94.0%	$ 26,820	86.6%	$ 2,690	$ 5,640
95.0%	$ 26,850	86.5%	$ 2,700	$ 5,700
96.0%	$ 26,880	86.4%	$ 2,710	$ 5,760
97.0%	$ 26,910	86.3%	$ 2,720	$ 5,820
98.0%	$ 26,940	86.2%	$ 2,730	$ 5,880
99.0%	$ 26,970	86.1%	$ 2,740	$ 5,940
100.0%	$ 27,000	86.0%	$ 2,750	$ 6,000

	Threshold Average 2-Year Performance Level ($ in thousands)			Potential Tier II Additional Consideration	
TIER II PERFORMANCE TARGETS					
Payout Schedule	Direct Premiums Written	Combined Ratio	Underwriting Profit	Up to $6,000	
Weighting	30%	30%	40%	100%	
Threshold Level	$27,000	*86.0 %*	$ 2,750	$ 1,500	
25.0%	$ 29,000	84.0%	$ 3,750	$ 1,500	
26.0%	$ 29,100	83.9%	$ 3,800	$ 1,560	
27.0%	$ 29,200	83.8%	$ 3,850	$ 1,620	
28.0%	$ 29,300	83.7%	$ 3,900	$ 1,680	
29.0%	$ 29,400	83.6%	$ 3,950	$ 1,740	
30.0%	$ 29,500	83.5%	$ 4,000	$ 1,800	
31.0%	$ 29,600	83.4%	$ 4,050	$ 1,860	
32.0%	$ 29,700	83.3%	$ 4,100	$ 1,920	
33.0%	$ 29,800	83.2%	$ 4,150	$ 1,980	
34.0%	$ 29,900	83.1%	$ 4,200	$ 2,040	
35.0%	$ 30,000	83.0%	$ 4,250	$ 2,100	
36.0%	$ 30,100	82.9%	$ 4,300	$ 2,160	
37.0%	$ 30,200	82.8%	$ 4,350	$ 2,220	
38.0%	$ 30,300	82.7%	$ 4,400	$ 2,280	
39.0%	$ 30,400	82.6%	$ 4,450	$ 2,340	
40.0%	$ 30,500	82.5%	$ 4,500	$ 2,400	
41.0%	$ 30,600	82.4%	$ 4,550	$ 2,460	
42.0%	$ 30,700	82.3%	$ 4,600	$ 2,520	
43.0%	$ 30,800	82.2%	$ 4,650	$ 2,580	
44.0%	$ 30,900	82.1%	$ 4,700	$ 2,640	
45.0%	$ 31,000	82.0%	$ 4,750	$ 2,700	
46.0%	$ 31,100	81.9%	$ 4,800	$ 2,760	
47.0%	$ 31,200	81.8%	$ 4,850	$ 2,820	
48.0%	$ 31,300	81.7%	$ 4,900	$ 2,880	
49.0%	$ 31,400	81.6%	$ 4,950	$ 2,940	
50.0%	$ 31,500	81.5%	$ 5,000	$ 3,000	
51.0%	$ 31,600	81.4%	$ 5,050	$ 3,060	
52.0%	$ 31,700	81.3%	$ 5,100	$ 3,120	
53.0%	$ 31,800	81.2%	$ 5,150	$ 3,180	
54.0%	$ 31,900	81.1%	$ 5,200	$ 3,240	
55.0%	$ 32,000	81.0%	$ 5,250	$ 3,300	
56.0%	$ 32,100	80.9%	$ 5,300	$ 3,360	
57.0%	$ 32,200	80.8%	$ 5,350	$ 3,420	
58.0%	$ 32,300	80.7%	$ 5,400	$ 3,480	
59.0%	$ 32,400	80.6%	$ 5,450	$ 3,540	
60.0%	$ 32,500	80.5%	$ 5,500	$ 3,600	
61.0%	$ 32,600	80.4%	$ 5,550	$ 3,660	
62.0%	$ 32,700	80.3%	$ 5,600	$ 3,720	
63.0%	$ 32,800	80.2%	$ 5,650	$ 3,780	

	TIER II PERFORMANCE TARGETS (continued)					
	Threshold Average 2-Year Performance Level ($ in thousands)				Potential Tier II Additional Consideration	
Payout Schedule	Direct Premiums Written	Combined Ratio		Underwriting Profit	Up to $6,000	
Weighting	30%	30%		40%	100%	
Threshold Level	$27,000	86.0 %	$	2,750	$	1,500
64.0%	$ 32,900	80.1%	$	5,700	$	3,840
65.0%	$ 33,000	80.0%	$	5,750	$	3,900
66.0%	$ 33,100	79.9%	$	5,800	$	3,960
67.0%	$ 33,200	79.8%	$	5,850	$	4,020
68.0%	$ 33,300	79.7%	$	5,900	$	4,080
69.0%	$ 33,400	79.6%	$	5,950	$	4,140
70.0%	$ 33,500	79.5%	$	6,000	$	4,200
71.0%	$ 33,600	79.4%	$	6,050	$	4,260
72.0%	$ 33,700	79.3%	$	6,100	$	4,320
73.0%	$ 33,800	79.2%	$	6,150	$	4,380
74.0%	$ 33,900	79.1%	$	6,200	$	4,440
75.0%	$ 34,000	79.0%	$	6,250	$	4,500
76.0%	$ 34,100	78.9%	$	6,300	$	4,560
77.0%	$ 34,200	78.8%	$	6,350	$	4,620
78.0%	$ 34,300	78.7%	$	6,400	$	4,680
79.0%	$ 34,400	78.6%	$	6,450	$	4,740
80.0%	$ 34,500	78.5%	$	6,500	$	4,800
81.0%	$ 34,600	78.4%	$	6,550	$	4,860
82.0%	$ 34,700	78.3%	$	6,600	$	4,920
83.0%	$ 34,800	78.2%	$	6,650	$	4,980
84.0%	$ 34,900	78.1%	$	6,700	$	5,040
85.0%	$ 35,000	78.0%	$	6,750	$	5,100
86.0%	$ 35,100	77.9%	$	6,800	$	5,160
87.0%	$ 35,200	77.8%	$	6,850	$	5,220
88.0%	$ 35,300	77.7%	$	6,900	$	5,280
89.0%	$ 35,400	77.6%	$	6,950	$	5,340
90.0%	$ 35,500	77.5%	$	7,000	$	5,400
91.0%	$ 35,600	77.4%	$	7,050	$	5,460
92.0%	$ 35,700	77.3%	$	7,100	$	5,520
93.0%	$ 35,800	77.2%	$	7,150	$	5,580
94.0%	$ 35,900	77.1%	$	7,200	$	5,640
95.0%	$ 36,000	77.0%	$	7,250	$	5,700
96.0%	$ 36,100	76.9%	$	7,300	$	5,760
97.0%	$ 36,200	76.8%	$	7,350	$	5,820
98.0%	$ 36,300	76.7%	$	7,400	$	5,880
99.0%	$ 36,400	76.6%	$	7,450	$	5,940
100.0%	$ 36,500	76.5%	$	7,500	$	6,000

Example I

		DWP		Combined Ratio		Underwriting Profit		Total
Weighting		30 %		30 %		40 %		100 %
Year 1 Performance	$	29,000		80.50%	$	5,750		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	450		1080	$	1,560	$	3,090
Total Earnout Payable	$	2,250		2880	$	3,960	$	9,090
Year 1 Limit		40%		40%		40%		40%
Year 1 Earnout Payable	$	900	$	1,152	$	1,584	$	3,636
Year 2 Performance	$	32,000		81.50%	$	6,250		
Average of year 1 & 2 Performance	$	30,500		81.00%	$	6,000		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	720		990	$	1,680	$	3,390
Total Earnout Payable	$	2,520		2790	$	4,080	$	9,390
Year 2 Limit		100%		100%		100%		100%
Year 2 Earnout Payable	$	2,520	$	2,790	$	4,080	$	9,390
Less: Year 1 Payment	$	900	$	1,152	$	1,584	$	3,636
Year 2 Earnout Payable	$	1,620	$	1,638	$	2,496	$	5,754
Total Cumulative Earnout Payment	$	2,520	$	2,790	$	4,080	$	9,390

Example 2

		DWP		Combined Ratio		Underwriting Profit		Total
Weighting		30 %		30 %		40 %		100 %
Year 1 Performance	$	25,000		83.00%	$	7,500		
Earnout Calculation								
Tier I	$	900		1800	$	2,400	$	5,100
Tier II	$	-		630	$	2,400	$	3,030
Total Earnout Payable	$	900		2430	$	4,800	$	8,130
Year 1 Limit		40%		40%		40%		40%
Year 1 Earnout Payable	$	360	$	972	$	1,920	$	3,252
Year 2 Performance	$	33,000		79.50%	$	6,000		
Average of year 1 & 2 Performance	$	29,000		81.25%	$	6,750		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	450		936	$	2,040	$	3,426
Total Earnout Payable	$	2,250		2736	$	4,440	$	9,426
Year 2 Limit		100%		100%		100%		100%
Year 2 Earnout Payable	$	2,250	$	2,736	$	4,440	$	9,426
Less: Year 1 Payment	$	360	$	972	$	1,920	$	3,252
Year 2 Earnout Payable	$	1,890	$	1,764	$	2,520	$	6,174
Total Cumulative Earnout Payment	$	2,250	$	2,736	$	4,440	$	9,426

ALLOCABLE PORTION OF EACH SHAREHOLDER

Shareholder (Note: includes Advocate warrant holders for which warrants will be exercised via cashless exercise in connection with closing)	Shares	Warrants	Total Fully Diluted Share Ownership	Fully Diluted Ownership Percentage	Earnout Percentage
Mark Adams	2,486,145		2,486,145	20.08993073%	19.08543420%
Thomas Smith	80,500		80,500	0.65050085%	0.61797580%
Steve Loranger	103,000		103,000	0.83231785%	0.79070196%
John Constantine	509,333		509,333	4.11579562%	3.91000583%
Tom Pickens	65,188		65,188	0.52676831%	0.50042990%
Jack Murphy	445,500		445,500	3.59997673%	3.41997789%
Tim Reardon	316,000		316,000	2.55351885%	2.42584290%
Garrett Hale	85,000	10,000	95,000	0.76767180%	0.72928821%
Mike D Walker	50,000		50,000	0.40403779%	0.38383590%
T. Ronald Davis	50,000	19,705	69,705	0.56326909%	0.53510563%
Trustees for Tejas Securities Group, Inc. 401K Plan & Trust FBO Gregory Woodby	20,000		20,000	0.16161512%	0.15353436%
Greg Woodby		7,500	7,500	0.06060567%	0.05757539%
Alaina Judice	26,000		26,000	0.21009965%	0.19959467%
Donna Parker	56,875		56,875	0.45959299%	0.43661334%
Hope Arabie	4,000		4,000	0.03232302%	0.03070687%
Marcy Nicholson	18,000		18,000	0.14545361%	0.13818092%
Tracie Deison	27,000		27,000	0.21818041%	0.20727139%
Sandra Larkam	27,000		27,000	0.21818041%	0.20727139%
Linda Galloway	3,333		3,333	0.02693316%	0.02558650%
Shannon Treadway	15,000		15,000	0.12121134%	0.11515077%
Brenda Freeman	19,375		19,375	0.15656464%	0.14873641%
Bill Canipe	23,500		23,500	0.18989776%	0.18040287%
Bernard Barrett, M.D.	70,000		70,000	0.56565291%	0.53737026%
Mary Heiser	3,000		3,000	0.02424227%	0.02303015%
Colleen Webb	4,000		4,000	0.03232302%	0.03070687%
Christine Mitchell	1,000		1,000	0.00808076%	0.00767672%

Kathryn Valdez	1,000		1,000	0.00808076%	0.00767672%
Natalie Higgins	300		300	0.00242423%	0.00230302%
Vania Lanas	200		200	0.00161615%	0.00153534%
Robert Morton	1,500		1,500	0.01212113%	0.01151508%
Shea Bittick	350		350	0.00282826%	0.00268685%
Tina VanHook	23,500		23,500	0.18989776%	0.18040287%
Jennifer Chane	24,800		24,800	0.20040274%	0.19038261%
Heather Toler	24,800		24,800	0.20040274%	0.19038261%
Zoed Olivo	100		100	0.00080808%	0.00076767%
Joe Moran		33,000	33,000	0.26666494%	0.25333170%
Source Capital Group		833	833	0.00673127%	0.00639471%
Kitt Griffin	50,000		50,000	0.40403779%	0.38383590%
Gordon & Renita Feller	250,000		250,000	2.02018896%	1.91917951%
Donald A. Abrams and Shirley A. Werner, As Community Property	50,000		50,000	0.40403779%	0.38383590%
Frank D. Matthews	83,333		83,333	0.67339363%	0.63972395%
John P. Obermiller, M.D.	133,333	5,000	138,333	1.11783520%	1.06194344%
Clint Hampton	50,000	20,000	70,000	0.56565291%	0.53737026%
Robert Bruce Agnich	50,000		50,000	0.40403779%	0.38383590%
William R. Scogin	50,000		50,000	0.40403779%	0.38383590%
Kent W. Hall, Sr.	50,000		50,000	0.40403779%	0.38383590%
Steve & Stacy Garner	283,333		283,333	2.28954479%	2.17506756%
Steven D. Harrell, Trustee, or Successor Trustee, of the Steven D. Harrell Revocable Trust Agreement	83,333		83,333	0.67339363%	0.63972395%
Loni Nippes Harrell, Trustee or Successor Trustee, of the Loni Nippes Harrell Trust	100,000		100,000	0.80807558%	0.76767180%
Thomas E Lucas	50,000		50,000	0.40403779%	0.38383590%
Mike D Walker and WCR Management, LLC as Tenants	50,000		50,000	0.40403779%	0.38383590%
Dennis Castenfelt and Anthony Monte, TIC	50,000		50,000	0.40403779%	0.38383590%
Dan M. Rowley	50,000		50,000	0.40403779%	0.38383590%
William L. McLaughlin	50,000		50,000	0.40403779%	0.38383590%
Allen Becker	233,333		233,333	1.88550700%	1.79123165%
Borgelt-Griffin LLC	50,000		50,000	0.40403779%	0.38383590%

Carlton L. Cooke and Edward H. Solter, III, TIC	50,000		50,000	0.40403779%	0.38383590%
David Murray	100,000		100,000	0.80807558%	0.76767180%
Deborah Kobelan	50,000		50,000	0.40403779%	0.38383590%
Equity Trust Company Custodian FBO Arlene Gimbel IRA	50,000		50,000	0.40403779%	0.38383590%
Frank Thomas	50,000		50,000	0.40403779%	0.38383590%
Gary Becker, Trustee, Becker Issue Trust	100,000		100,000	0.80807558%	0.76767180%
Gary Becker, Trustee	66,666		66,666	0.53871167%	0.51177609%
Sterling Trust Company, Custodian FBO Jed C. Schmidt	50,000		50,000	0.40403779%	0.38383590%
Jesse Kramer	83,333		83,333	0.67339363%	0.63972395%
Lewis Nichols	100,000		100,000	0.80807558%	0.76767180%
M. Constance Ferguson	100,000		100,000	0.80807558%	0.76767180%
Ray McEachern	50,000		50,000	0.40403779%	0.38383590%
Richard A. DiStefano	25,000		25,000	0.20201890%	0.19191795%
Robert and Melinda Floyd	50,000		50,000	0.40403779%	0.38383590%
Borgelt, Ltd.	50,000		50,000	0.40403779%	0.38383590%
Ronald E. Walters	50,000		50,000	0.40403779%	0.38383590%
William B. Massey	50,000		50,000	0.40403779%	0.38383590%
Brad Massey		30,000	30,000	0.24242268%	0.23030154%
Equity Trust Company Custodian FBO William Massey IRA	33,333		33,333	0.26935583%	0.25588804%
Wilson Cooney	15,000		15,000	0.12121134%	0.11515077%
Kenneth M. Wixom	25,000		25,000	0.20201890%	0.19191795%
Mark Gallagher	50,000		50,000	0.40403779%	0.38383590%
Michael Nivens	25,000		25,000	0.20201890%	0.19191795%
Bert T. Beveridge	245,665		245,665	1.98515888%	1.88590094%
Charles F. Foley	166,666		166,666	1.34678725%	1.27944789%
Timothy Foley	233,333		233,333	1.88550700%	1.79123165%
Rodger Paul Wodgik	2,500		2,500	0.02020189%	0.01919180%
David L. Guzman	12,500		12,500	0.10100945%	0.09595898%
Behrooz Khazanedar	5,000		5,000	0.04040378%	0.03838359%
Landt Trust	5,000		5,000	0.04040378%	0.03838359%
Christopher and/or Ila Caughman	10,000		10,000	0.08080756%	0.07676718%
Neil Hoffman	25,000	12,500	37,500	0.30302834%	0.28787693%
Clifton Mitchell	50,000		50,000	0.40403779%	0.38383590%

North America Life Insurance Co. of Texas	320,000		320,000	2.58584187%	2.45654978%
Virginia Mitchell	50,000		50,000	0.40403779%	0.38383590%
Donald A. Abrams	33,333	5,000	38,333	0.30975961%	0.29427163%
Brian C. Buck, M.D.	33,333		33,333	0.26935583%	0.25588804%
Quest Capital Alliance II, LLC	383,333		383,333	3.09762038%	2.94273936%
Donald Dean Carper, II	41,666		41,666	0.33669277%	0.31985813%
Suzanne B. Carper	41,666		41,666	0.33669277%	0.31985813%
Dolores J. Olson Living Trust	50,000		50,000	0.40403779%	0.38383590%
Jill Griffin		85,000	85,000	0.68686425%	0.65252103%
Amy Woodby		56,000	56,000	0.45252233%	0.42989621%
Capital Consortium, Inc.		25,000	25,000	0.20201890%	0.19191795%
Ken Hodina		5,000	5,000	0.04040378%	0.03838359%
Kerry Peoples		6,000	6,000	0.04848454%	0.04606031%
C. Lee Cooke		15,000	15,000	0.12121134%	0.11515077%
Dan Adams		5,000	5,000	0.04040378%	0.03838359%
H.W. Altenhoff		5,000	5,000	0.04040378%	0.03838359%
Michael McAllister		14,250	14,250	0.11515077%	0.10939323%
Wilson Allen	33,333	2,850	36,183	0.29238599%	0.27776669%
Rudge Allen Investment Company, Ltd.	166,666		166,666	1.34678725%	1.27944789%
Leo T. Neu III & Rose Ann Neu	33,333		33,333	0.26935583%	0.25588804%
TRTK Investment, LLC	50,000		50,000	0.40403779%	0.38383590%
General Surgery Consultants, P.A. Profit Sharing Plan and Trust	33,333		33,333	0.26935583%	0.25588804%
G.T. and S.T. Ltd.	66,666		66,666	0.53871167%	0.51177609%
Kirk Painter, P.T.	33,333		33,333	0.26935583%	0.25588804%
Robert D. Parker, D.P.M.	33,333		33,333	0.26935583%	0.25588804%
Steven Minor	100,000		100,000	0.80807558%	0.76767180%
RRTL Partnership	20,000		20,000	0.16161512%	0.15353436%
Edward D. Jones & Co. Custodian FBO William R. Rogers	23,333		23,333	0.18854828%	0.17912086%
Spero Constantine	33,666		33,666	0.27204673%	0.25844439%
Raymond James & Assoc. Inc. Custodian FBO Phillip L. Sladek	50,000		50,000	0.40403779%	0.38383590%
Ken R. Smith, M.D.	33,333		33,333	0.26935583%	0.25588804%
Clay Speer	20,000		20,000	0.16161512%	0.15353436%
A. Lane Lee	17,333		17,333	0.14006374%	0.13306055%

Sterling Trust Company, Custodian FBO: Alan Lane Lee	16,000	16,000	0.12929209%	0.12282749%
Wells Fargo Bank SEP IRA C/F J Wesley Wallis (8617-8390)	50,000	50,000	0.40403779%	0.38383590%
Jack Wesley Wallis	23,333	23,333	0.18854828%	0.17912086%
Sterling Trust Co., Custodian FBO: Scott Speer A/C 82714	20,000	20,000	0.16161512%	0.15353436%
James O. Schnell	33,333	33,333	0.26935583%	0.25588804%
Joseph Chamberlain	33,333	33,333	0.26935583%	0.25588804%
CGM IRA for William C. Nemeth	33,333	33,333	0.26935583%	0.25588804%
Casey Girl FLP	66,666	66,666	0.53871167%	0.51177609%
Carl J. Stolle	33,333	33,333	0.26935583%	0.25588804%
Earl Kilbride	66,666	66,666	0.53871167%	0.51177609%
Gary L. Gilcrease, M.D.	33,333	33,333	0.26935583%	0.25588804%
Gary L. Gilcrease Roth IRA E*Trade as Custodian	13,334	13,334	0.10774880%	0.10236136%
Gary L. Gilcrease IRA E*Trade as Custodian	20,000	20,000	0.16161512%	0.15353436%
Walter Lewis Gilcrease	13,333	13,333	0.10774072%	0.10235368%
Stephen M. Norwood	33,333	33,333	0.26935583%	0.25588804%
Patricia Philbin	16,666	16,666	0.13467388%	0.12794018%
Seade Family LLC	116,666	116,666	0.94274946%	0.89561199%
Seade Family Revocable Trust	216,666	216,666	1.75082505%	1.66328379%
T2L Investments, Ltd.	33,333	33,333	0.26935583%	0.25588804%
Gordon Feller	66,666	66,666	0.53871167%	0.51177609%
I.G. Holdings, Inc.	33,333	33,333	0.26935583%	0.25588804%
Craig Herring	8,333	8,333	0.06733694%	0.06397009%
Anthony J. Unruh	66,666	66,666	0.53871167%	0.51177609%
Jaime Capelo	33,333	33,333	0.26935583%	0.25588804%
The Fox-McCarthy Family Ltd. Partnership LLP	66,666	66,666	0.53871167%	0.51177609%
Jay Burchfield	66,666	66,666	0.53871167%	0.51177609%
Thomas A. Castoldi	40,000	40,000	0.32323023%	0.30706872%
Melanie C. Little	166,666	166,666	1.34678725%	1.27944789%
Mohamed Ghiath Bayasi	20,000	20,000	0.16161512%	0.15353436%
John Findley	66,667	66,667	0.53871975%	0.51178376%
Dabas Manaagement Enterprises, L.P.	60,000	60,000	0.48484535%	0.46060308%

National Financial Services LLC FBO: David C. Jones/Rollover IRA	66,666		66,666	0.53871167%	0.51177609%
Janice Hymer	16,666		16,666	0.13467388%	0.12794018%
Bear Stearns FBO: Janice Hymer	17,000		17,000	0.13737285%	0.13050421%
LL&B Bridge Note Warrant		312,500	312,500	2.52523620%	2.39897439%
TOTALS	11,699,942	675,138	12,375,080	100.00000000%	95.00000000%

Allocable Portion of Incentive Bonus Pool Participant Earnout Payment

Incentive Bonus Pool Participant	Bonus Pool Allocation (%)	Allocable Portion of Earnout Payment (%)	Min. Formula Based Earnout Potential		Max. Formula Based Earnout Potential		Additional Max. Formula Based Earnout Potential		Maximum Manager Bonus	
Mark E. Adams	66.6666667	3.333333335	$	30,000	$	400,000				
John Constantine	5.952381	0.29761905	$	2,679	$	35,714				
Jack Murphy	1.4880952	0.07440476	$	670	$	8,929				
Tom Pickens	1.4880952	0.07440476	$	670	$	8,929				
Timothy P. Reardon	13.3928571	0.669642855	$	6,027	$	80,357				
Steve Loranger	5.709876563	0.285493828	$	2,569	$	34,259	$	35,741	$	70,000
Thomas Smith	3.262786607	0.16313933	$	1,468	$	19,577	$	20,424	$	40,000
Brenda Freeman	2.03924163	0.101962081	$	918	$	12,235	$	12,765	$	25,000
Total	100.0000000	5.0000000	$	45,000	$	600,000	$	68,930	$	135,000

Notes

1. At closing, there is $1,680,000 available to pay out from the 5% bonus pool ($33,600,000 x 5%).

2. Only $1,595,000 was paid out of the 5% bonus pool at closing, reserving $85,000 to pay out through the earnout program, including to Steve Loranger, Thomas Smith and Brenda Freeman (collectively, the "Managers") on the basis directed by the Stockholders Representative to incentivize the Managers' long-term performance and retention.

3. The additional Earnout Amount that the Stockholders Representative has elected to make available to the Managers is calculated by multiplying the Earnout Amount by his/her Allocable Portion and then further multiplying such amount by 1.043258706%, subject to the following:

   a) Unless otherwise decided by the Stockholders Representative at the time, each Manager must be employed by the Company at the end of the Measurement Period in question to receive any remaining portion of his/her Earnout Payment.

   b) Any amount of the Earnout Payment that is forfeited as a result of a Manager's termination of employment for any reason will be reallocated among Messrs. Adams, Constantine, Murphy, Pickens and Reardon in proportion to their respective Allocable Portions.

   c) The Earnout Amount due each Incentive Bonus Pool Participant will be paid as directed by the Stockholders Representative.

   d) The Stockholders Representative shall have the sole authority and discretion in directing the payment of the Earnout Amount due each Incentive Bonus Pool Participant and its decisions in this respect shall be final and binding.

Exhibit 99.1

FPIC Insurance Group, Inc.
ANNOUNCES ACQUISITION OF
ADVOCATE, MD FINANCIAL GROUP INC.

JACKSONVILLE, Fla. (Business Wire) – November 13, 2009 – FPIC Insurance Group, Inc. (NASDAQ: FPIC) ("FPIC") and Advocate, MD Financial Group Inc. ("Advocate, MD") today announced that FPIC's subsidiary, First Professionals Insurance Company, Inc., has completed the acquisition of all of the outstanding capital stock of Advocate, MD and its subsidiaries pursuant to their previously announced definitive agreement.

"We are very pleased to announce the completion of the transaction, and we are looking forward to Advocate, MD being an important part of our combined organization. This transaction provides meaningful benefits to both organizations and is consistent with our long-term business strategy," said John R. Byers, FPIC's President and Chief Executive Officer.

Commenting on the transaction, Mark E. Adams, the President and Chief Executive Officer of Advocate, MD said, "We are excited about joining FPIC and look forward to leveraging the strengths of both organizations. Our team is fully committed to continuing Advocate, MD's strong performance and contributing to the success of the combined organization."

Under the terms of the definitive agreement, FPIC paid total consideration of $33.6 million at closing, and may pay up to $12.0 million in additional consideration depending on the performance of Advocate, MD during the two-year period following closing.   In connection with the transaction, FPIC also retired all of Advocate MD's outstanding bank debt, totaling $9 million.

FPIC estimates that its fourth quarter 2009 results will include transaction-related costs of approximately $0.8 - $1.0 million.

Further information concerning the acquisition can be found in FPIC's Current Report on Form 8-K pertaining to the acquisition.

About FPIC

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

About Advocate, MD

Advocate, MD is a leading provider of medical professional liability insurance in Texas and Mississippi through its subsidiary Advocate, MD Insurance of the Southwest Inc.

Forward-Looking Statements

Statements in this press release that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release include, but are not limited to, the anticipated benefits of the transaction. Further information relating to factors that may impact our results and forward-looking statements are disclosed in our filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and we disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

FPIC Press Release: 1

Contact Information

FPIC Insurance Group, Inc.
Charles Divita, III
Chief Financial Officer
904-360-3611
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at ir@fpic.com.